February 13, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson
Jenn Do

Re:	Immunovant, Inc. Form 10-K for the Fiscal Year Ended March 31, 2023 Filed May 22, 2023 File No. 001-38906

Dear Ms. Robertson and Ms. Do:

Immunovant, Inc. (the “Company”) sets forth below its response to the comment received in the letter dated January 17, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023 filed on May 22, 2023 (the “2023 Form 10-K”). To facilitate the Staff’s review, the Staff’s comment as communicated in the Comment Letter is reprinted below in italics and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended March 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 105
1.You disclose on page 101 that you are currently developing batoclimab for myasthenia gravis (“MG”), thyroid eye disease (“TED”), chronic inflammatory demyelinating polyneuropathy (“CIDP”) and Graves’ disease (“GD”). Please revise your future filings to break out research and development program expenses by each of these four indications separately for each period presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it organizes its research and development (“R&D”) programs by therapeutic area, rather than by the specific disease indications. Currently, the Company’s development programs are focused on two therapeutic areas: neurological diseases, inclusive of MG and CIDP, and endocrine diseases, inclusive of TED and GD. Some R&D expenses are incurred and tracked at the indication level and other such expenses apply across multiple indications. For those expenses that are incurred across multiple indications, the Company allocates as appropriate by therapeutic area. Accordingly, the Company presents its R&D costs by therapeutic area, as presented in the tabular disclosure on page 105 of the 2023 Form 10-K.

Based on how it tracks and allocates R&D program expenses, the Company believes presenting R&D costs at the level of therapeutic area, rather than indication, provides the most meaningful and informed disclosure for investors because it reflects how the Company operates its business.

In light of the Staff’s comment, the Company advises the Staff that in future filings with the Commission it will enhance its narrative disclosure regarding its development programs by describing how the individual disease indications being evaluated (currently, MG, CIDP, TED and GD) align with their respective therapeutic area. If the Company’s development programs expand to include additional indications and therapeutic areas, the Company will plan to explain the relationship between disease state and therapeutic area for such additional indications.

The Company believes this additional disclosure will provide improved context for investors to assist their understanding of the tabular disclosure presenting R&D costs by therapeutic area and thereby enhance an investor's understanding of the Company's use and expected use of resources in R&D activities in connection with the development programs.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (917) 633-5824, extension 309987, or renee.barnett@immunovant.com with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.

Sincerely,

/s/ Eva Renee Barnett
Eva Renee Barnett
Chief Financial Officer
Immunovant, Inc.

Cc: Mark Levine, Immunovant, Inc.
Brandon Fenn, Cooley LLP
_____________________________________________________________________
Immunovant, Inc. • 320 W 37th St, 6th Floor, New York, NY 10018 • www.immunovant.com